February 24, 2025

Jun Liu
Vice President of Finance
PDD Holdings Inc.
First Floor, 25 St. Stephen   s Green
Dublin 2, D02 XF99
Ireland

        Re: PDD Holdings Inc.
            Form 20-F for Fiscal Year Ended December 31, 2023
            File No. 001-38591
Dear Jun Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Investor Relations